UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-41634

HUB Cyber Security Ltd.

(Exact Name of Registrant as Specified in Its Charter)

30 Ha’Masger St.

Tel Aviv 6721117, Israel

+972-3-924-4074

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

CONTENTS

Notice of Annual General Meeting of Shareholders

On September 28, 2023, HUB Cyber Security Ltd. (the “Company”) published a notice (the “Notice”) that it will hold an Annual General Meeting of Shareholders on November 2, 2023, with a record date (the “Record Date”) on October 4, 2022. After the Record Date, the Company will distribute a proxy statement (which will include the full version of the proposed resolutions) and a proxy card to all shareholders of record as of the Record Date. The Notice is furnished as Exhibit 99.1 herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Hub Cyber Security Ltd.

Date: September 28, 2023	By:	/s/ Uzi Moskovich
Uzi Moskovich
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Notice of Annual General Meeting of Shareholders of HUB Cyber Security Ltd. to be held on November 2, 2023.

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